                            POINTS INTERNATIONAL LTD.
                  INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS

The following interim management's discussion and analysis ("MD&A") of the performance, financial condition and future prospects of Points International Ltd. (which is also referred to herein as "Points" or the "Corporation") should be read in conjunction with the Corporation's consolidated financial statements (including the notes thereon) for the quarter ended September 30, 2005 and with the Corporation's 2004 audited consolidated financial statements. Further information, including Points' Annual Information Form ("AIF") for the year ended December 31, 2004, may be accessed at www.sedar.com. All financial data herein has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all dollar amounts herein are in Canadian dollars unless otherwise specified. This MD&A is dated as of November 8, 2005.

                           FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this MD&A, including those relating to Points' strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or similar expressions, are forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Points as set forth herein. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

The forward-looking statements contained or incorporated by reference in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and shareholder value of Points may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the risks and uncertainties discussed herein, the matters set forth under "Risks and Uncertainties" contained in the AIF filed with applicable securities regulators and the factors detailed in Points' other filings with applicable securities regulators, including the factors detailed in Points' annual and interim financial statements and the notes thereto. Points does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.

                          OVERVIEW OF POINTS' BUSINESS

CORE BUSINESS - Points Solutions

The Corporation has developed a proprietary technology platform that allows it to offer a portfolio of solutions, referred to as the Points Solutions, to the loyalty program industry. The Points platform was designed to create value for consumers and loyalty programs alike. The Points Solutions are comprised of Points.com, a consumer reward program management portal, and a suite of Points.com Business Solutions available to loyalty program operators. The Corporation's business is primarily conducted over the internet (other than functions such as customer support), allowing its two primary customers (loyalty program operators and loyalty programs' consumers) to be virtually anywhere in the world.

Points.com

The Corporation's cornerstone product is the proprietary Points.com Web site. Points.com is an online reward program management portal. At Points.com, consumers can Earn, Buy, Gift, and Swap miles and points from 50 of the world's leading reward programs and retail partners. As at September 30, 2005, Points.com had partnered with 27 loyalty program operators including the loyalty programs of leading airlines, hotels, online and retail businesses, and gift certificate programs, and with an additional 23 gift certificate or retail partners.

Points.com version 3.0

On April 10, 2005, the Corporation launched a new Web site incorporating some important changes designed to improve consumers' ability to manage their loyalty assets. The new Points.com Web site, referred to as "Points.com version 3.0", represents a major enhancement in the relationship with both reward program partners as well as the consumer. Points.com version 3.0 will broaden the Web site's offerings, and present consumers with a personalized view of their reward program universe.

Through this personalized view of consumers' reward program universe, Points.com will be able to help consumers release more value from their favourite programs and "Get More Rewards, Faster(TM)". This is accomplished by adding new mile and point management tools, such as ways to join new rewards programs ("Join"), to purchase ("Buy") and earn ("Earn") more miles or points in their favourite programs. Over time, the system will be driven by a Marketing Enterprise System that will use consumers' unique program reward goals and point mix to suggest ("Suggest") ways to Join, Buy, Earn and Swap their reward program currencies most effectively.

As a result of these changes, the Points.com reward program management portal will provide a more comprehensive and engaging consumer experience.

The Earn and Buy functionality has added new revenue streams to the Points.com business model to compliment the previously available Swap functionality.

Management expects that the Points.com version 3.0 base infrusture and functionality will continue to be phased in over the course of 2005. Over the course of the fall, Points.com will continue developing its Buy, Earn and Suggest features.

The third quarter saw a number of tests on the pricing level and feature set for the Points.com Gold subscription product. As a result of that testing, Points.com has maintained a $4.95 per month and $49.95 per year pricing structure with a feature set that includes unlimited phone and instant message "Chat" customer service, 50% bonus on Earn transactions and double entries in all sweepstakes.

Points.com will conduct additional multi-variant testing on subscription pricing/feature set combinations in the first and second quarters of 2006.

Registered user acquisition in the fourth quarter of 2005 will focus on leveraging the Corporation's partner network, with continued testing on third-party online and affiliate networks. External testing is focused on finding the right combination of high-quality traffic at the lowest possible cost per acquisition.

In accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3061 and 3062 (GAAP), web site development costs incurred in the web site application and infrastructure development associated with Points.com version 3.0 will be capitalized. For additional information, see page 14, "General and Administrative Expenses", page 23, "Property, Plant and Equipment", and page 30 "Capital Resources - Planned Capital Expenditures".

Points.com Business Solutions

At September 30, 2005, the Corporation had 85 Points.com Business Solutions ("PBS") products in the marketplace. The PBS products installed includes 60 products and 25 Partner Integration add-ons among the six Integrate Partners (see page 9, "Points.com Business Solutions Growth" for more information). This suite of technologies includes:

Buy and Gift - facilitates the online sale and gift of miles, points and other loyalty program currencies.

Transfer - facilitates the amalgamation or transfer of loyalty program currencies among multiple accounts.

Corporate - facilitates the sale of loyalty program currencies to corporate customers.

Elite - facilitates the online sale of tier status to members of loyalty programs.

Systems Design - custom applications developed for select large loyalty program partners. See page 6 "Status of New Products" of the AIF for an example of the redeemAAmiles program, an application built for the American Airlines AAdvantage Program.

Integrate - functions as a common platform to process transactions between third-party loyalty programs, to simplify and automate a complex and resource-intensive process with a single integration.

         SIGNIFICANT BUSINESS DEVELOPMENTS IN THE THIRD QUARTER OF 2005

1. Points International Ltd. Moves Closer to its Common Shares Being Quoted in the U.S.

     Points' registration statement under Section 12(g) of the Securities Exchange Act of 1934, as amended, has been filed with the U.S. Securities and Exchange Commission and became effective on October 30, 2005, which represents a necessary step in the Corporation being quoted on the Nasdaq Over-The-Counter Bulletin Board. Points International has requested that Merriman Curhan Ford, a San Francisco-based broker-dealer, file a Form 211 to permit the Corporation's common shares to trade on the Bulletin Board. The Form 211 represents the final step in the Corporation's common shares being quoted on the Bulletin Board.

2.   Points.com Teams Up with Amazon.com to Provide Greater Reward Options

     Points.com entered into a strategic agreement with Amazon.com, which will allow consumers even more flexibility by swapping their favourite rewards program miles and points for merchandise sold by Amazon.com.

3.   Loyalty Lab Partners with Points.com

     Loyalty Lab Inc., the leader in on-demand retail loyalty and customer management, entered into an agreement with Points.com that enables retailers using Loyalty Lab's platform to offer their customers access to over 50 partners on Points.com.

     Under the terms of the agreement, Loyalty Lab has cleared the way to integrate retailer programs created and managed through its platform into the Points.com portal.

                          REVENUE RECOGNITION POLICIES

The revenue recognition policies for the suite of Points Solutions are as follows:

Points.com:

     - Swap commissions are a percentage of the exchanged value and are recognized as the services are provided under the terms of related contracts.

     - Membership dues received in advance for services are recognized over the term of service. In the first quarter of 2005 membership dues were $29.95 annually for a PointsPlus membership.

     - On April 10, 2005, PointsPlus membership sales were discontinued and replaced with a subscription service. Subscription revenues received in advance for services are recognized over the term of service. Subscription fees are currently $4.95 per month and $49.95 annually. The Corporation will continue to test different subscription rates, resulting in subscription fees that may be different from the above pricing. Currently, a Swap may be completed by a consumer without paying a subscription fee.

     - One-time trading fees ($9.95 per trade) were recognized at the time of the trade (for non-PointsPlus members). On April 10, 2005, one-time trading fees were discontinued and replaced with a one-month subscription fee.

     - Non-refundable partner sign-up fees, for which the Corporation is under no further obligations, are recognized when the program becomes available as an exchange partner on the Points.com Web site.

Points.com Business Solutions:

     - Revenues from the sale of loyalty program points are recorded net of costs.

     -    Hosting and management fees are recognized in the period of service.

     - Non-refundable partner sign-up fees with no fixed term, and for which the Corporation is under no further obligations, are recognized as revenue when received.

     - Technology design, development and maintenance revenues are recorded on a "percentage-of-completion" basis.

                              KEY BUSINESS DRIVERS

Revenue growth has historically been, and will continue to be, generated by growth of membership in and use of the suite of Points Solutions.

Growth in the number of individual members using Points.com is driven by three factors that contribute to increase Web site traffic and the ease with which a consumer can join Points.com to conduct transactions. These factors are Web site usability and enhancements, marketing (awareness and brand) and partner activity. For additional information, see "Points.com Growth" on page 8 hereof.

Growth in Points.com Business Solutions will occur through growth of existing partner relationships, supplemented with new business relationships established throughout the year. For additional information, see "Points.com Business Solutions Growth" on page 9 hereof.

While the Corporation has no control over the growth of the loyalty program industry, management considers it an important factor in the Corporation's growth prospects. For additional information, see "Growth of Loyalty Program Industry" on page 13 hereof.

                        RESULTS OF OPERATIONS - REVENUES

OVERVIEW

Revenue for the quarter ended September 30, 2005 was $2,372,793 representing a year-over-year increase of $393,851 (20%) and a quarter over quarter decrease of $181,610 (-7%). The provision of Points Solutions accounted for greater than 92% of the revenue (interest income accounted for the remaining approximately 8%). Year over year, revenues from operations increased due to growth in Points Solutions offset by a weakening U.S. dollar while quarter over quarter the revenues decreased due to a decrease in the development fees, the anticipated seasonal nature of certain Points.com Business Solutions products and a weakening U.S. dollar. For additional information see "Revenue Growth" on page
8. Interest income increased by 9% quarter over quarter and 490% year over year due to a better yield on invested assets and a larger average period cash balance. See "Other Factors Contributing to Revenue Growth - Interest Income" on page 11 for additional information.

                           FOR THE THREE MONTHS ENDED           FOR THE NINE MONTHS ENDED
                    ----------------------------------------   ---------------------------
                    SEPTEMBER 30     JUNE 30    SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
REVENUES                2005          2005          2004           2005           2004
--------            ------------   ----------   ------------   ------------   ------------
Points Operations    $2,176,013    $2,373,561    $1,945,599     $7,090,231     $5,426,681
Interest income         196,781       180,843        33,343        414,874        201,961
                     ----------    ----------    ----------     ----------     ----------
TOTAL REVENUE        $2,372,793    $2,554,403    $1,978,942     $7,505,105     $5,628,642
                     ----------    ----------    ----------     ----------     ----------

A substantial portion of Points' revenue is generated through the provision of Points.com Business Solutions for loyalty programs by way of fees for technology services and transaction fees or commissions paid to Points by the operators of the loyalty programs.

The Corporation earns revenue from Points.com in three principal ways. First, loyalty program members may elect to pay a subscription fee to become a Points.com Gold Member. Second, a commission is earned for certain activities (e.g. Swap, Earn and Buy) performed by Points.com members. In the third quarter, commission revenue was earned on Earn, Buy and Swap transactions. Points charges a commission on all Swaps, based on a value of the loyalty currency tendered for exchange by the loyalty program member. Through the Swap model, the participating loyalty program sets a value on the currency tendered for "sale." Based on this valuation, a percentage is remitted to Points and the remaining balance is used to purchase the currency of another participating loyalty program. In the third quarter, Points.com launched its Earn and Buy product features. A transaction commission is also earned each time a registered user completes an Earn or a Buy transaction on Points.com. The actual commission earned will vary based on the affiliate program partner (Earn transactions) and the reward program partner (Buy transactions). Third, Points may earn a non-refundable partner sign-up fee when a partner joins Points.com.

The Corporation also earns revenue from Points.com Business Solutions in three principal ways. First, revenue is earned through the development and deployment of new contracted Points Solutions and development efforts related to amendments of existing solutions. Second, the Corporation is paid a monthly fee to maintain the applications for loyalty partners. Third, the Corporation earns a commission for activity performed on the various products.

There are four customers that individually represent greater than ten percent of the Corporation's year to date consolidated revenues. In aggregate, the four customers represent approximately 58% of the Corporation's consolidated revenues. Three customers individually represented greater than ten percent of consolidated revenues in the first nine months of 2004 (61% in aggregate). The same three customers are included in both 2005 and 2004 for the nine month period. In addition, 71% (third quarter 2004 - 65% and second quarter 2005 - 75%) of the Corporation's deposits are due to these customers.

In the third quarter of 2005, approximately 93% of the Corporation's revenues were recurring revenues (e.g., revenues from monthly management fees, membership fees, transaction fees and interest) and 7% were from non-recurring sources (e.g., one-time web development and integration fees). The percentage of recurring revenues was consistent with the first two quarters of 2005. For the third quarter of 2004, approximately 93% were recurring revenues and 7% were non-recurring. Management of the Corporation believes that, in the long term, focusing on growing recurring revenues, which generate revenues for both the partners and Points.com, is in the best interest of the Corporation.

                                FOR THE THREE MONTHS ENDED           FOR THE NINE MONTHS ENDED
                         ----------------------------------------   ---------------------------
                         SEPTEMBER 30     JUNE 30    SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
REVENUES                     2005          2005          2004           2005           2004
--------                 ------------   ----------   ------------   ------------   ------------
Recurring revenues        $2,203,899    $2,422,617    $1,829,762     $7,100,632     $5,375,109
Non-recurring revenues       168,894       131,786       149,180        404,473        253,534
                          ----------    ----------    ----------     ----------     ----------
TOTAL REVENUE             $2,372,793    $2,554,403    $1,978,942     $7,505,105     $5,628,642
                          ----------    ----------    ----------     ----------     ----------

Management recognizes that the Corporation must achieve profitability through revenue growth and cost management. Management expects that Points' revenues will exceed its general and administration costs in 2006.

The Points Solutions are subject to certain seasonality factors. During July and August, Points Solutions experienced a slight decline in activity as fewer consumers were online purchasing, transferring or Swapping miles. This modest decline has occurred in each of the past two years.

REVENUE GROWTH

Revenue growth has historically been and will continue to be generated by growth of membership in and use of the suite of Points Solutions products. Growth in product usage will occur from the growth of existing relationships, supplemented with new business relationships established throughout the year. Management expects the existing contracts to continue to generate growing revenues and, based on continuing business development efforts, is optimistic about new revenue sources in future quarters.

Growth in Use of Points Solutions

The suite of Points Solutions experiences revenue growth based on the number of loyalty program partners and consumer members who participate in the various programs. During the quarter, two new partners, MSN Music and Amazon.com, joined Points.com. In addition, Points.com commenced providing technology services to the American Express Membership Reward Program by providing real-time point transfers with one of their partners. Also, three additional Points.com partners are signed under contract, but not yet launched and two additional Points.com Business Solutions are signed under contract.

     Partner Summary - Total Number of Partners(1)

                                                AS AT
                                -------------------------------------
                                SEPTEMBER 30   JUNE 30   SEPTEMBER 30
NUMBER OF PARTNERS AS AT            2005         2005        2004
------------------------        ------------   -------   ------------
Points.com(2)                          50           48          43
Points.com Business Solutions          22           21          20
Cumulative Points Transacted
   (000,000's)                     13,299       11,729       6,898

Notes:

(1) Partners may be included in both Points.com Business Solutions and Points.com.

(2) On September 30, 2005, Points.com partners included 27 loyalty program operators and 23 gift certificate programs.

Points.com Growth

Currently, the Points.com business model is dependent on the number of consumer members completing a Swap, Earn or Buy transaction. The number of consumers that will conduct a transaction is driven by three factors: Web site usability and enhancements; marketing (awareness and brand); and partner activity. While the primary efforts have been focused on the testing and optimization of the Web site performance, stability and reliability, management believes that there have been improvements in the Web site usability. Progress has also continued in expanding and improving Points.com's partner mix. The number of loyalty program partners added and their industry mix are two important elements in the growth of Points.com as they directly impact the consumers' value proposition. Said differently, the more loyalty programs that a consumer participates in, that are also Points.com partners, the greater the opportunity for that consumer to maximize the value of his or her collective loyalty programs. The number of partners participating on Points.com has increased by 16% since September 30, 2004 and 4% since June 30, 2005. See page 8, "Growth in Use of Points Solutions" for a summary of growth in the number of partners. Management expects to continue to round out the partner industry mix and add new partners in the fourth quarter.

                                    FOR THE THREE MONTHS ENDED         FOR THE NINE MONTHS ENDED
                              -------------------------------------   ---------------------------
                              SEPTEMBER 30   JUNE 30   SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
                                  2005         2005        2004           2005           2004
                              ------------   -------   ------------   ------------   ------------
Net new registered users         125,314     109,554       36,072        283,188         78,584
Cumulative registered users      893,587     768,273      575,763        893,587        575,763

Points.com version 3.0 added a number of new features and improved functionality to the Web site. This functionality incorporates new revenue streams into the Points.com business model by improving consumers' ability to manage and derive value from their loyalty program universe. The launch of Points.com version 3.0 continues to allow the Corporation to market and merchandise to its consumer base in a more effective manner than the previous version of Points.com. Third quarter marketing testing proved to be successful, with Points.com acquiring record numbers of registered users in the period. The focus on Points.com during the fourth quarter of 2005 and first quarter of 2006 will be to continue its marketing testing and building of the Suggest functionality with the focus to increase transactions on the site.

Points.com Business Solutions Growth

The Points.com Business Solutions have been designed with each partner's look and branding. As a result, Points has little impact on driving traffic and transactions through its partners' Web sites. However, Points has seen continuous growth in the products since each launch. Management expects this trend to continue for new and existing Points.com Business Solutions.

                                                    FOR THE THREE MONTHS ENDED
                                              -------------------------------------
                                              SEPTEMBER 30   JUNE 30   SEPTEMBER 30
POINTS.COM BUSINESS SOLUTIONS METRICS AS AT       2005         2005        2004
-------------------------------------------   ------------   -------   ------------
Total Unique Partners                              22           21          20
Total Points.com Business Solutions                60           58          51

                                            FOR THE THREE MONTHS ENDED
                                      -------------------------------------
POINTS.COM BUSINESS SOLUTIONS(1)      SEPTEMBER 30   JUNE 30   SEPTEMBER 30
NUMBER OF PRODUCTS AS AT                  2005         2005        2004
--------------------------------      ------------   -------   ------------
Buy                                        16           16          15
Gift                                       16           16          15
Transfer                                    6            5           3
Corporate                                  10           10           8
Elite                                       2            2           2
Systems Design                              4            4           4
Integrate partners(2)(3)                    6            5           4
                                          ---          ---         ---
Total Points.com Business Solutions        60           58          51
                                          ===          ===         ===

Notes:

(1)  Includes products sold to new and existing customers.

(2) Each Integrate partner will have third-parties integrated into its technology platform.

(3) There are 25 existing partner integration add-ons among the six Integrate partners as at September 30, 2005.

SOURCES OF REVENUE GROWTH

Approximately 92% of the Corporation's revenue in the third quarter of 2005 (approximately 93% in second quarter of 2005 and 98% in the third quarter of 2004) was generated through its Points Solutions, which have two primary sources for growth: growth and increased use of existing contracted Points Solutions; and the development of new contracted Points Solutions. The remaining 8% of revenues is interest income. The following table indicates the split between existing Points Solutions and excludes revenues from interest income.

                                             FOR THE THREE MONTHS ENDED         FOR THE NINE MONTHS ENDED
                                       -------------------------------------   ---------------------------
                                       SEPTEMBER 30   JUNE 30   SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
PERCENTAGE OF REVENUES BY SOURCE           2005         2005        2004           2005           2004
--------------------------------       ------------   -------   ------------   ------------   ------------
Existing Points Solutions (including
   growth of existing solutions)            92%         95%          92%            94%            96%

New contracted Points Solutions with
   new and existing partners                 8%          5%           8%             6%             4%

Existing Points Solutions

The large majority of existing products that Points operates, including those on behalf of partner loyalty programs, continue to grow through increased consumer awareness, consumer adoption and loyalty program growth. As Points earns transaction fees or commissions on the majority of these products and as the products continue to grow, Points expects to continue to derive significant revenues from its existing products.

Revenue from existing Points Solutions grew by 12% from $1.79 million year over year and decreased 11% quarter over quarter at $2.00 million in the third quarter of 2005 (i.e., 92% of the total Points Solutions revenue). Management expects the overall growth trend to continue as the base of existing products continues to grow.

New Contracted Points Solutions

Selling additional Points Solutions is an important source of new revenue. New Points Solutions sold to loyalty program partners grow the base of products being managed and therefore the existing revenue base and, in the case of sales to new loyalty program partners, provide an opportunity to place additional Points Solutions with the same partner. Revenues from new Points Solutions during the quarter increased from $119,745 in the second quarter to $171,733 in the third quarter ended September 30, 2005.

Points has grown the number of products placed with partners from 51 to 60 as at September 30, 2005 from September 30, 2004. In addition, 25 third-party integrations have been implemented with the six Integrate partners.

Management believes that the suite of Points Solutions is applicable to all large loyalty program partners and will continue to focus business development resources on both the sale of new products to current partners and on sales to new partners. Management is continuing to focus on expanding the Points.com partnership base in 2005 across various loyalty markets. In particular, Points will continue to focus on contracting reward programs in the financial services, hotel, retail, car rental, and online categories throughout the fourth quarter of 2005.

Projected revenues for 2005 attributed to the deployment of new Points Solutions are more difficult to project than growth in existing Points Solutions. Future revenue growth is still substantially dependent on generating new contracts for the suite of Points Solutions products. While management expects continued business development success, there is no certainty that Points.com will continue with its past success of acquiring new contracts with new or existing partners.

OTHER FACTORS CONTRIBUTING TO REVENUE GROWTH

In addition to the sources of revenue and growth described above, three other factors contribute to the Corporation's financial performance: interest income; fluctuations in foreign exchange rates; and the growth of the loyalty program industry.

Interest Income

The Corporation earned interest income of $196,781 for the third quarter of 2005, compared with $33,343 in the same quarter last year and $180,843 in the second quarter of 2005. The increase in interest income year over year is largely a function of increased cash reserves, the strengthening U.S. / Canadian foreign exchange rate, the longer duration of the investment portfolio and the higher average yield of the investments. The increase in interest income quarter over quarter is a function of investing the cash reserves from the completion of a private placement transaction on April 4, 2005 for a longer period of time versus the second quarter of 2005. Management expects the interest income to decline during the remainder of the year as cash continues to be required for operations. The proceeds raised from the private placement transaction have been invested in a combination of short-term liquid assets and short-term bonds. The bond and money market portfolio has a duration of less than two years. Foreign currency continues to be invested in short-term and money market instruments. Points' cash and short-term investments are valued quarterly at the lower of cost or market value. In the long term, as Points' business continues to grow, cash reserves and related interest income are also expected to increase, although this growth is not expected to be a material portion of the Corporation's revenue going forward. Interest rates will continue to influence interest earnings. The Corporation's bond portfolio is exposed to financial risk that arises from the credit quality of the underlying bond issuers. The Corporation seeks to mitigate the credit risk by diversifying its bond holdings and only investing in securities with a credit rating of "A" or higher. A summary of the Corporation's investments is as follows:

       AS AT                        CREDIT                      US$           OTHER
SEPTEMBER 30, 2005   YIELD %(2)     RATING    C$ TOTAL(1)   DENOMINATED    DENOMINATED
------------------   ----------   ---------   -----------   -----------   ------------
Cash held at bank       0.769%                $13,536,885   $ 8,949,373    E 1,664,604
                                                                           L   318,553
                                                                           CHF  13,696
Money market                        R1-M -
securities(3)                      R1-High         62,655           --
Commercial                          R1-M -
Paper(3)                3.27%      R1-High      1,280,900       671,612
Bonds(3)                3.55%       A-AAA       9,408,692     7,172,921
                                              -----------   -----------
TOTAL                                         $24,289,132   $16,793,906
                                              -----------   -----------

Notes:

(1) C$ Total represents total cash held at bank inclusive of all denominations; US$ Denominated and Other Denominated currencies are a subset of the C$ Total and are represented in their local currency amount.

(2)  Yield as at September 30, 2005.

(3) Money Market Securities and Commercial Paper yields are calculated as the simple average of the portfolio's yield to maturity. Bond yield is calculated as the simple average of the portfolio's semi-annual yield to maturity.

Foreign Exchange Rates

The translation of the Corporation's revenues and expenses is, and will continue to be, sensitive to changes in the U.S. / Canadian foreign exchange rates ("FX Rates"). Changes to FX Rates will have greater impact on the Corporation's revenues than on its expenses as approximately 93% of the Corporation's revenues are in U.S. dollars and the remaining 7% are split between Canadian dollars, Euros, British Pounds and Swiss Francs. Management expects that the percentage of U.S. dollar-based revenue will not decrease significantly throughout the fourth quarter of 2005. Approximately 71% of the Corporation's general and administration expenses were in Canadian dollars and 29% were U.S. dollar-based. The Corporation does not have material foreign exchange risk with its cash expenses as it has sufficient foreign currency reserves to meet its foreign obligations.

The nine-month average FX Rate (1.225) used to translate revenues and expenses into Canadian dollars has declined relative to the second quarter of 2005 and has declined relative to the third quarter of 2004. The FX Rate differential compared to the second quarter of 2005 was negative and resulted in 3.5% lower revenue growth, or approximately $83,400 offset by a 1% decrease in expense growth, or approximately $36,300.

                                FOR THE THREE MONTHS ENDED          FOR THE NINE MONTHS ENDED
                           -------------------------------------   ---------------------------
                           SEPTEMBER 30   JUNE 30   SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
U.S. / CANADIAN FX RATES       2005         2005        2004           2005           2004
------------------------   ------------   -------   ------------   ------------   ------------
Period Start                   1.229       1.217        1.345          1.210          1.295
Period End                     1.171       1.229        1.270          1.171          1.270
Period Average                 1.196       1.248        1.307          1.225          1.330

Growth of Loyalty Program Industry

The Economist reported on the growing importance of loyalty programs in an article from its May 2, 2002 issue, entitled "Fly me to the moon," noting that on an annual basis, airlines sold "roughly US$10 billion worth of miles to partners, such as credit card firms." In another article (entitled "Frequent-flyer economics," from the same issue), The Economist reported that "frequent flyer miles started as a marketing gimmick, but they have become a lucrative business," and that "roughly half of all miles are now earned on the ground, not in the air." In an updated article, dated January 6, 2005, and titled "In Terminal Decline, The dollar has already been toppled as the world's leading currency.") The Economist reported that, by the end of 2004, "the world-wide stock of unredeemed frequent flyer miles is almost 14 trillion miles
.. . . and the total global stock of frequent flyer miles is worth over US$700 billion."

Management understands that members of loyalty programs are much more likely to utilize Points.com and the other products from the suite of Points Solutions when they are close to a level at which they can redeem an award. The redemption level for an award varies by type of award (for example, a business-class flight takes more miles that an economy-class flight) and by program type (the "cost" of a flight typically starts between 15,000 and 25,000 miles whereas a night in a hotel starts at 5,000 points). Therefore, growth in consumer loyalty program account balances will create demand for Points Solutions. Growth in program balances is a function of the growth in the number of programs, the number of participating consumers, time and the number of consumers moving through a loyalty redemption (for example, receiving an award of some type).

Several respected periodicals estimate strong growth in the popularity of and participation in loyalty programs. For example, in addition to The Economist, cited above, according to the "frequent flyer facts" section of the Web site of InsideFlyer magazine (www.webflyer.com), a leading publication for members of frequent traveler programs:

     "Loyalty programs grow at a rate of 11% per annum, with over 120 million members worldwide. While there are about 92 frequent flyer/guest programs in the world, American AAdvantage, the largest frequent flyer program in the world, began with 283,000 members in 1981 and has grown to more than 45 million members." (sic)

           RESULTS OF OPERATIONS - GENERAL AND ADMINISTRATION EXPENSES

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses increased by 7% relative to the third quarter of 2004 and decreased by 8% relative to the second quarter of 2005. Material changes in expenses will be described in each section below.

                                               FOR THE THREE MONTHS ENDED           FOR THE NINE MONTHS ENDED
                                        ----------------------------------------   ---------------------------
                                        SEPTEMBER 30     JUNE 30    SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
GENERAL AND ADMINISTRATION EXPENSES         2005          2005          2004           2005            2004
-------------------------------------   ------------   ----------   ------------   ------------   ------------
Employment Costs(1)                      $1,677,765    $2,050,338    $1,624,340     $ 6,202,814    $5,275,380
Technology Services(2)                      236,121       283,323       274,069         845,500       700,231
Marketing and Communications                519,137       385,700       336,623       1,294,842       991,246
Sales Commission and Related Expenses       148,072       183,918       119,841         490,564       277,298
Other(3)                                    551,313       510,292       576,465       1,695,108     1,654,270
 TOTAL                                   $3,132,518    $3,413,571    $2,931,338     $10,528,827    $8,898,426

     Notes:

(1) Wages and employment costs include salaries, employee stock option expense, contract labour charges, recruiting, benefits and government charges (CPP and EI).

(2) Technology expenses include online hosting and managed services, equipment rental, software licenses and capital lease expenses.

(3) Other expenses includes travel expenses, professional fees, insurance, office rent and expenses and regulatory expenses.

As the Corporation is still in the process of increasing loyalty program participation in and sales of the Points Solutions, significant resources continue to be required. Management has made growing revenues and the underlying business the highest priority, while continuing to be diligent about controlling costs and capital expenditures. Management expects that the general and administration expenses or capital expenditures in the fourth quarter of 2005 will be higher than those in each of the first three quarters of 2005. The increase is due to increased marketing and branding related expenses, higher sales commissions and the fact that fewer technology related employment costs will be capitalized. The increase will be partially offset to some extent by lower capital expenditures.

Points expects that a series of significant marketing and branding programs will continue through the fourth quarter of 2005. The actual expense incurred will be a function of the types of marketing media employed and incentives offered, as well as the timing of the programs' launch dates.

EMPLOYMENT COSTS

Employment costs increased by 3% over the third quarter of 2004 and decreased by 18% over the second quarter of 2005. The increase over the prior year is the result of higher contractor expenses and the increase in the number of full-time employees hired between the second quarter of 2004 through third quarter of 2005. The increase is partially offset by an increase in capitalized employment costs associated with technology development. The decrease over the second quarter of 2005 was due to a decrease in bonus expenses accrued during the quarter. Effective January 1, 2004, the CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" was amended to require expense treatment of all stock-based compensation and payments for options granted beginning on or after January 1, 2002. For stock-based compensation issued to employees, the Corporation recognizes an expense. The Corporation accounts for its grants in accordance with the fair value based method of accounting for stock-based compensation. As permitted by this standard, this change in accounting policy had been applied retroactively in 2004 without restatement of the prior years' financial statements. The amounts charged to expense for costs relating to the quarter ended September 30, 2005 are $92,568 compared to $92,827 for the quarter ended June 30, 2005, and $101,648 for the quarter ended September 30, 2004.

                                      FOR THE THREE MONTHS ENDED         FOR THE NINE MONTHS ENDED
                                -------------------------------------   ---------------------------
                                SEPTEMBER 30   JUNE 30   SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
                                    2005         2005        2004           2005           2004
                                ------------   -------   ------------   ------------   ------------
Employee Stock Option Expense      $92,568     $92,827     $101,648       $284,898       $255,845

As at September 30, 2005, the Corporation had 82 full-time employees (including two contractors replacing employees on temporary leaves of absence) and eight short-term contractors.

                                                   FOR THE THREE MONTHS ENDED
                                             -------------------------------------
                                             SEPTEMBER 30   JUNE 30   SEPTEMBER 30
FULL TIME HEADCOUNT(1) BY DEPARTMENT AS AT       2005         2005        2004
------------------------------------------   ------------   -------   ------------
Technology                                        47           41          43
Finance and Administration                        15           13          13
Business Development                               4            4           8
Marketing and Customer Service                    16           14          13
                                                 ---          ---         ---
TOTAL (2)                                         82           72          77
                                                 ---          ---         ---

     Notes:

(1) Headcount includes active employees and contractors covering a leave of absence, for full-time positions within the departments.

(2) In addition to the full-time positions employed, the Corporation had eight short-term contractors on staff at September 30, 2005.

The majority of the new hires and short-term contractors are directly dedicated to the Points.com version 3.0 technology development and ongoing maintenance.

TECHNOLOGY SERVICES

Technology services expenses increase in increments based on business growth and product performance. As technology services costs are a function of the number of partners and Points Solutions products, these costs grow as revenue grows. In general, as loyalty program partners and products are added to the infrastructure and transactional volume increases, additional servers, processors, bandwidth, memory, etc., are required to provide a secure and robust production environment. The third quarter of 2005 saw a decrease of $37,948 (14%) versus the prior year and a decrease of $47,202 (17%) over the third quarter of 2005. The decrease is related to the weakening USD and lower transactional volumes during the quarter. Management expects these costs to grow marginally in the fourth quarter of 2005 with the continued expansion of Points Solutions. Products launched and loyalty program partners acquired are the key drivers of technology services expenses.

MARKETING AND COMMUNICATIONS

Marketing costs increased by $182,513 (54%) relative to the quarter ending September 30, 2004 as Points.com engaged in testing marketing programs aimed at customer acquisition. Marketing expenditures increased $133,437 (35%) relative to the second quarter of 2005.

As previously described on page 14 "General and Administration Expenses", the Corporation expects to modestly increase its marketing expenditures in the fourth quarter of 2005. The marketing and branding foundation built in 2004 has made it possible to expand audience reach and effectively execute large-scale, multi-channel promotions. Advertising expenditures will continue to be focused on partner media, as well as online media. This approach dovetails with business development strategies and is the most cost-effective means to reach Points' target audience. It is anticipated that marketing and communication expenses could increase substantially if the programs are successful at customer acquisition and retention. If the programs do not meet management's expectations in driving revenue growth, marketing expenses can be eliminated or reallocated in the short term. Management expects that the results of the carefully planned marketing strategy will accelerate Points.com activity.

SALES COMMISSIONS AND EXPENSES

Sales commissions and expenses have increased by $28,231 (24%) year over year and decreased $35,846 (19%) quarter over quarter. Sales commissions will continue to vary according to partners contracted and growth of existing products. Management expects sales commissions to increase throughout the remainder of 2005 through growth in existing Points Solutions.

OTHER OPERATING EXPENSES

Other operating expenses include office overhead, travel expenses, and professional fees. Other operating expenses decreased by $25,152 (4%) year over year and increased by $41,021 (8%) quarter over quarter. Quarter over quarter, the increase results from the second quarter comprising of a one-time credit associated with the Canada Revenue Agency refund for

Scientific Research and Experimental Development tax credit. Management expects other operating expenses in the fourth quarter to be similar to the third quarter.

                    RESULTS OF OPERATIONS - NON-CASH EXPENSES

Forward-looking statements contained in this section with respect to future expenses of the Corporation are not guarantees of such future expenses and involve certain risks and uncertainties that are difficult to predict. Any changes in the Corporation's amortizing assets will subsequently change the Corporation's amortization expense.

AMORTIZATION EXPENSES

The Corporation recorded amortization expenses of $761,211 in the third quarter of 2005 compared to $631,105 for the quarter ending September 30, 2004 and $688,873 for the period ending June 30, 2005. The change was attributed to the charges outlined in the following table:

                                      FOR THE THREE MONTHS ENDED          FOR THE NINE MONTHS ENDED
                                --------------------------------------   ---------------------------
                                SEPTEMBER 30    JUNE 30   SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
AMORTIZATION EXPENSE                2005         2005         2004           2005           2004
--------------------            ------------   --------   ------------   ------------   ------------
Deferred Costs                    $132,925     $132,925     $140,461      $  398,774     $  467,934
Intangible Assets                  226,696      236,984      410,579         917,187        951,275
Property, Plant and Equipment      401,590      318,964       80,064         823,020        229,125
   TOTAL                          $761,211     $688,873     $631,105      $2,138,982     $1,648,334
                                  ========     ========     ========      ==========     ==========

AMORTIZATION OF DEFERRED COSTS

                                      FOR THE THREE MONTHS ENDED          FOR THE NINE MONTHS ENDED
                                --------------------------------------   ---------------------------
                                SEPTEMBER 30    JUNE 30   SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
DEFERRED COSTS                      2005         2005         2004           2005           2004
--------------                  ------------   --------   ------------   ------------   ------------
Amortization                      $132,925     $132,925     $140,461       $398,774       $467,934

Charges incurred in respect of certain financings are deferred and charged to income on a straight-line basis over an applicable time period. Deferred finance charges represent legal, accounting and other related fees incurred to obtain the financings. Points has incurred deferred costs in connection with the following financial transactions:

a. In prior quarters, Points reported deferred financing charges in connection with the Debenture issued to CIBC in 2001. The first quarter of 2004 was the final amortization period for the deferred costs associated with the Debenture.

b. The Corporation reports deferred financing charges in connection with the Series Two Preferred Share as this financial instrument is also classified as debt. The Series Two Preferred Share has 30 amortization quarters remaining.

c. In consideration of the value to the Corporation of the Alignment Agreement with American Airlines, the Corporation issued 2,196,635 Common Shares to American Airlines valued at $2,240,568. The value of the Common Shares issued has been recorded under deferred costs and will be amortized over a five-year period. There are 12 amortization quarters remaining.

d. Selected Points.com Business Solution technology costs incurred ($123,390) have been deferred over the expected lifetime of certain partner relationships. The two relationships have 5 and 6 amortization quarters remaining.

AMORTIZATION OF INTANGIBLE ASSETS

The excess of the cost over the value attributed to the underlying net assets of the shares of Points.com acquired in 2002 is amortized on a straight-line basis over a period of three years. The amortization of the intangible assets related to this acquired technology in Points.com was completed during the first quarter of 2005 and as a result, amortization expense has decreased in the second and third quarters of 2005. For the nine months and three months ended, September 30, 2005 the amortization expense of intangible assets is related to the intangible assets (i.e., partner contracts) acquired through the MilePoint Acquisition which started in the second quarter of 2004. Goodwill related to the acquisition is not amortized. If the assets are deemed to have become impaired, the goodwill will be written off in the appropriate period.

                           FOR THE THREE MONTHS ENDED          FOR THE NINE MONTHS ENDED
                     --------------------------------------   ---------------------------
                     SEPTEMBER 30    JUNE 30   SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
INTANGLIBLE ASSETS       2005         2005         2004           2005           2004
------------------   ------------   --------   ------------   ------------   ------------
Amortization           $226,696     $236,984     $410,579       $917,187       $951,275

AMORTIZATION OF PROPERTY, PLANT AND EQUIPMENT

The increase in the amortization expenses reflects that purchased assets have been capitalized and the amortizations periods have begun. The increase in amortization of Property, Plant and Equipment includes the capitalization of Web site development costs incurred in the Web site application and infrastructure development associated with Points.com version 3.0 and other applicable technology development, computer hardware, software and leasehold improvements

                                      FOR THE THREE MONTHS ENDED          FOR THE NINE MONTHS ENDED
                                --------------------------------------   ---------------------------
                                SEPTEMBER 30    JUNE 30   SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
PROPERTY, PLANT AND EQUIPMENT       2005         2005         2004           2005           2004
-----------------------------   ------------   --------   ------------   ------------   ------------
Amortization                      $401,590     $318,964      $80,064       $823,020       $229,125

OTHER NON-CASH EXPENSES

Foreign exchange gain (loss)

                                       FOR THE THREE MONTHS ENDED          FOR THE NINE MONTHS ENDED
                                ---------------------------------------   ---------------------------
                                SEPTEMBER 30    JUNE 30    SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
FOREIGN EXCHANGE LOSS (GAIN)        2005          2005         2004           2005           2004
----------------------------    ------------   ---------   ------------   ------------   ------------
Unrealized foreign exchange
   loss (gain)                    $551,233      ($59,005)   $ 97,898       $ 533,506       $ 28,191
Realized foreign exchange
   loss (gain)                     (14,541)      (56,182)    (22,390)        (89,102)       (15,825)
   TOTAL                          $536,691     $(115,187)   $ 75,508       $ 444,404       $ 12,366
                                  ========     =========    ========       =========       ========

Prior to the third quarter, the Corporation accounted for the foreign exchange gain (loss) in "Other Operating Expenses." The foreign exchange gain (loss) arises from re-valuing certain balance sheet accounts (e.g., U.S. dollar denominated cash and U.S. dollar denominated deposits). Each quarter, certain balance sheet accounts are re-valued in accordance with the period ending FX Rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement. The Corporation has no control over the foreign exchange gain or loss from one period to the next. In general, and strictly relating the foreign exchange gain (loss) of revaluing certain balance sheet accounts, a strengthening U.S. dollar will lead to a foreign exchange gain while a weakening U.S. dollar will lead to a foreign exchange loss.

Management believes that the non-cash foreign exchange gain (loss) makes the Corporation's business performance more difficult to discern and has therefore moved the non-cash charge (or gain in some periods) below the earnings (loss) before interest, amortizations and other deductions (EBITDA").

Interest on the Debenture

Accrued interest on any principal amount of the Debenture that is converted into common shares ceases to be payable. In addition, in the event that an exercise of the Warrants (see "Liquidity - InterActiveCorp Investment" on page 21 hereof) results in a change of control of Points, accrued interest on the Debenture will be waived and the principal amount of the Debenture will be repayable within 30 days. See "Commitments Related to the Terms of Certain Financing Arrangements" on page 26 herein.

INTEREST ON DEBENTURE       2008   2007    2006    2005    2004    2003    2002    2001
---------------------       ----   ----   -----   -----   -----   -----   -----   -----
Accrued Interest ($000's)    nil    nil     185     778     884     854     660     522
Debenture Value ($000's)     nil    nil   9,884   9,699   8,920   8,036   7,183   6,522

From March 15, 2001, the original issue date, to April 3, 2005 interest compounded on an annual basis on the day immediately prior to each anniversary at 11%. Effective April 4, 2005, interest on the outstanding principal amount of the Debenture accrues at 8% per annum.

Interest on the Series Two and Series Four Preferred Shares

INTEREST ON PREFERRED SHARES        2013   2012   2011   2010   2009   2008   2007   2006   2005   2004   2003
----------------------------        ----   ----   ----   ----   ----   ----   ----   ----   ----   ----   ----
Series Two Preferred Accrued
Interest ($000's)                    244    868    868    868    868    868    868    868    868    868    624

Series Two Preferred Share Value
($000,000's)                        21.1   20.8   19.9   19.1   18.2   17.3   16.5   15.6   14.7   13.9   13.0

Series Four Preferred Accrued
Interest ($000's)                     60    242    242    242    242    242    242    242    181    nil    nil

Series Four Preferred Share Value
($000,000's)                         5.4    5.3    5.1    4.8    4.6    4.4    4.1    3.9    3.6    nil    nil

            RESULTS OF OPERATIONS - EARNINGS AND SHAREHOLDER'S EQUITY

LOSS

The Corporation reported a net loss of $2,534,640 for the third quarter of 2005, compared with a net loss of $2,103,413 for the same period in 2004 and a net loss of $1,969,359 during the second quarter of 2005.

SHAREHOLDER'S EQUITY

The deficit in shareholder's equity decreased from $8,935,826 at December 31, 2004 to $3,460,263 at September 30, 2005. The decrease was a result of the private placement transaction completed on April 4, 2005 and was partially offset by the net loss for the period of $2,534,640.

LOSS PER SHARE

The Corporation's loss per share is calculated on the basis of the weighted average number of outstanding Common Shares for the period, which amounted to 82,383,888 shares at September 30, 2005, compared with 65,810,352 shares at September 30, 2004 and 76,754,315 Common Shares at June 30, 2005.

The Corporation reported a net loss of $0.03 per share for the quarter ending September 30, 2005, compared with a net loss of $0.03 per share for the quarter ending September 30, 2004 and $0.03 for the quarter ending June 30, 2005. For the comparable periods, the impact on the loss per share of the fully diluted shares outstanding has not been computed as the effect would be anti-dilutive (meaning that the loss per share would decrease on a fully diluted basis). Therefore, in accordance with GAAP, fully diluted loss per share is not provided. The fully diluted calculation would have otherwise included Common Shares underlying outstanding securities, such as options, warrants and preferred shares convertible or exercisable to acquire Common Shares.

                                    LIQUIDITY

OVERVIEW OF LIQUIDITY

Management views liquidity as the Corporation's ability to generate sufficient cash (or cash equivalents) to meet its obligations as they become due. Balance sheet liquidity indicators provide management with a test of the Corporation's current liquidity. Balance sheet indicators of liquidity include cash, accounts receivable and accounts payable. EBITDA is seen by management as a key indicator of the change in the liquidity of Points' operations over a defined period of time. As the Corporation continues to add contracts to its portfolio of Points.com Business Solutions and to Points.com, revenues are expected to grow, resulting in increased liquidity.

EBITDA

Management believes that EBITDA is an important internal measure and financial benchmark for its shareholders because it is a recognizable and understandable measure of the Corporation's cash burn or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. For example, the Corporation has incurred large non-cash expenses (depreciation and amortization) over the past several fiscal years that distort the financial and strategic gains the Corporation has made. Primarily as a result of the Points.com version 3.0 related expenditures, including those costs that are not capitalized, management expects that Points' revenues will exceed its general and administrative costs in 2006. The basis for determining employee bonuses is based on achieving an EBITDA target detemined by the Board of Directors.

For the quarter ending September 30, 2005, the Corporation's EBITDA was ($759,724). This compares with EBITDA of ($952,396) for the quarter ending September 30, 2004 and ($859,168) for the quarter ending June 30, 2005.

INTERACTIVECORP INVESTMENT

The following is a general summary of the terms of two investments in the Corporation by InterActiveCorp ("IAC"), through its affiliate Points Investments, Inc. Comprehensive disclosure of these investments is set out in Points' Material Change Reports dated March 21, 2003 and April 5, 2005, which are incorporated by reference herein. See also "Commitments Related to the Terms of Certain Financing Arrangements" on page 26 below.

In the 2003 investment, Points issued one Series Two Preferred Share and Common Share purchase warrants (the "Warrants") for aggregate cash consideration of $12.4 million and $2.7 million, respectively. Based on Points' capitalization as at the date hereof, the Series Two Preferred Share is convertible, for no additional consideration, into 19,999,105 Common Shares. The Warrants are exercisable until April 11, 2006 to acquire up to 55% of the Common Shares of Points (calculated on an adjusted fully diluted basis) less the number of Common Shares issued or issuable on conversion of the Series Two Preferred Share. As at the date hereof and based on Points' current capitalization, the Warrants are exercisable to acquire 102,583,363 Common Shares at an effective price per Common Share of $0.93 (resulting in an additional investment by IAC in Points of up to approximately $95.8 million). Each of the Series Two Preferred Share and the Warrants contain anti-dilution protection provisions.

In the 2005 investment, Points issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611. The Series Four Preferred Share is convertible, for no additional consideration, into 4,504,069 Common Shares. The Series Four Preferred Share contains anti-dilution protection provisions identical to the Series Two Preferred Share.

CASH AND CURRENT ASSETS

The Corporation had cash and cash equivalents of $24,289,132 at September 30, 2005, compared to $15,251,307 at September 30, 2004, and $27,674,493 at June 30,
2005.

                                    FOR THE THREE MONTHS ENDED
                             ----------------------------------------
                             SEPTEMBER 30     JUNE 30     SEPTEMBER30
AS AT                            2005           2005          2004
-----                        ------------   -----------   -----------
Cash and Cash Equivalents     $24,289,132   $27,674,493   $15,251,307
Accounts Receivable             1,838,290     1,744,227     1,196,865
Prepaids and Sundry Assets      1,621,814     1,581,927     1,228,039
                              -----------   -----------   -----------
TOTAL CURRENT ASSETS          $27,749,237   $31,000,647   $17,676,211
                              ===========   ===========   ===========

Cash and cash equivalents increased by $9,037,826 from September 30, 2004 and decreased by $3,385,361 compared to June 30, 2005. The primary reasons for the year over year increase in cash is the growth in the Corporations' deposits and the private placement transaction completed on April 4, 2005. See page 24 "Current Liabilities" for the growth in cash attributed to deposits. See also page 21 "InterActiveCorp Investment" for the impact of the issuance of the Series Four Preferred Share on the Corporation's March 31, 2005 cash position and Note 8 of the Corporation's third quarter 2005 interim financial statements for the impact of the changes directly attributable to the issuance of Common Shares in the private placement transaction.

Cash from Exercise of Certain Warrants and Options

Certain "in-the-money" warrants and options are currently due to expire within twelve months. Assuming that the market price of the Common Shares remains above the exercise price of these securities, management expects the securities to be exercised. If exercised in full, the proceeds from the exercise of these securities would increase cash by approximately $96.2 million. Assuming the exercise in full of these securities, issued and outstanding Common Shares would increase by over 103.2 million shares.

Securities with Near-Term Expiry Dates - Outstanding Amounts as at September 30, 2005

          SECURITY TYPE             EXPIRY DATE      NUMBER     STRIKE PRICE    PROCEEDS
          -------------             -----------   -----------   ------------   ----------
Warrants                             4/11/2006    102,583,363       0.93       95,810,318
Points International Ltd. Options     5/7/2006        657,500       0.56          368,200
                                                  -----------                  ----------
TOTAL                                             103,240,863                  96,178,518
                                                  ===========                  ==========

Subsequent to quarter end, and as at November 8, 2005, the following securities have been exercised or expired:

          SECURITY TYPE                DATE      NUMBER   STRIKE PRICE   PROCEEDS
          -------------             ----------   ------   ------------   --------
Points International Ltd. Options
   - cancelled                      10/21/2005   10,000       0.87           870
Points International Ltd. Options
   - cancelled                      10/21/2005    1,670       0.22           367
                                                 ------                   ------
TOTAL                                            11,670                   $1,237
                                                 ======                   ======

Accounts Receivables

The Corporation expects accounts receivables to grow proportionately with growth in revenues; however there is some variability in this trend. Management deems the risk of bad debts to be nominal based on the structure and nature of the Corporation's business and the corresponding cash flows.

ABILITY TO FUND FUTURE GROWTH

In the quarter ending September 30, 2005, the Corporation had cash flows provided by operating activities of ($2,068,366) after changes in non-cash balances related to operations. Management is confident that the private placement and debenture transactions completed on April 4, 2005 afford the Corporation the time to build the business and the revenues, through to profitability. However, the Corporation is currently not generating an operating profit (revenues minus general and administration expenses) and has never had a profitable quarter in its operating history.

PROPERTY, PLANT AND EQUIPMENT

The Corporation reported an increase in property, plant and equipment in the third quarter of 2005 primarily due to capitalized employment costs for Points.com version 3.0 and costs related to the development of other PBS products during the second and third quarters. See "Capital Resources - Planned Capital Expenditures" on page 30 for additional information. Existing technology costs under capital lease are depreciated on a straight-line basis over three years. Management continues to make controlling the Corporation's technology costs a priority.

Additional capitalized development costs associated with the Points.com version
3.0 technology increase property, plant and equipment and the corresponding amortization in 2005 and beyond.

                                      SEPTEMBER 30     JUNE 30    SEPTEMBER 30
AS AT                                     2005          2005          2004
-----                                 ------------   ----------   ------------
Furniture and equipment                $  273,459    $  287,145    $ 296, 360
Computer equipment                        299,023       309,776       301,087
Software                                  550,306       584,848        87,247
Technology costs                               --            --        13,568
Technology Development Costs            1,904,349     1,827,376       473,062
Leasehold improvements                    464,765       494,394       529,578
                                       ----------    ----------    ----------
TOTAL PLANT, PROPERTY AND EQUIPMENT    $3,491,902    $3,503,539    $1,700,903
                                       ==========    ==========    ==========

GOODWILL

The MilePoint Acquisition resulted in $3,740,000 allocated to amortizing intangible assets and $3,910,000 ($3,710,000 from goodwill and $200,000 for other costs) to goodwill. In accordance with CICA Handbook Section 3062, goodwill will not be written off unless it is deemed to have become impaired. In accordance with GAAP, management selected March 31, 2005 as the anniversary date of the transaction and tested the acquisition goodwill for impairment at that time. The acquisition goodwill was deemed not to be impaired.

In the quarter, no charges relating to incremental transition services and additional direct costs related to the MilePoint Acquisition were incurred and charged to goodwill. Management does not expect to incur any additional material expenses related to the MilePoint Acquisition.

CURRENT LIABILITIES

Current liabilities at September 30, 2005 were $17,216,093 compared with $15,379,252 at September 30, 2004 and $18,859,094 at June 30, 2005. The decrease compared to the second quarter of 2005 was primarily related to the decrease in partner deposits that result in the seasonal slowdown of certain Points.com Business Solutions products (see page 6, "Results of Operations - Revenues, Overview" for additional information) along with the scheduled interim payment for the MilePoint. Acquisition.

Through arrangements with partner loyalty programs such as those for Buy and Corporate solutions, Points processes transactions involving the online sale of loyalty currencies and collects the funds on behalf of the loyalty program partner. Gross proceeds received on the sale of loyalty program points, net of the commissions earned, are included in deposits until remitted. The level of deposits is influenced by partner activity and trends in the overall loyalty industry. As activity increases, the Corporation's deposits increase. The Corporation expects deposits to increase as it experiences growth with existing partners and establishes new partner relationships. The customers that represented greater than ten percent of consolidated revenues in the third quarter of 2005 represented 71% of the Corporation's deposits (third quarter 2004 - 65% and second quarter 2005 - 75%).

                                                            FOR THE THREE MONTHS ENDED
                                                    -----------------------------------------
                                                    SEPTEMBER 30     JUNE 30     SEPTEMBER 30
CURRENT LIABILITIES AS AT                               2005           2005          2004
-------------------------                           ------------   -----------   ------------
Accounts payable and accrued liabilities             $ 1,707,123   $ 1,577,625   $ 1,199,546
Deposits                                              15,095,338    16,475,375    12,974,925
Current portion of obligation under capital lease             --            --            --
Current portion of loan payable                           33,515        33,515        29,860
Current portion of acquisition loan payable              380,118       772,580     1,174,921
Debenture                                                                   --
                                                     -----------   -----------   -----------
TOTAL CURRENT LIABILITIES                            $17,216,093   $18,859,094   $15,379,252
                                                     ===========   ===========   ===========

In each period, the accounts payable and accrued liabilities account includes an accrual for projected employee bonuses to be paid in March of the following year, and other accrued charges. The Corporation has sufficient foreign currency reserves to meet its foreign currency obligations and, as such, does not utilize any hedging or other strategies involving interest rate or currency derivatives.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has decreased relative to June 30, 2005 by $1,608,410. The significant changes are related to the cash spent in funding the operating loss for the quarter. See pages 22 through 25 for additional information regarding the Corporation's current assets and current liabilities. As the Corporation increases the rate of expenditure to successfully enhance and promote Points.com version 3.0, it is highly likely that working capital will decline through the fourth quarter of 2005. Management expects that, through growth of its products, working capital will improve in 2006. See page 8 of the Corporation's Annual Information Form, "Risk Factors" for additional information.

LONG-TERM LIABILITIES AND COMMITMENTS

                                                      PAYMENTS DUE BY PERIOD
                                               (AGGREGATE AMOUNT FOR MULTI-PERIODS)
                                        --------------------------------------------------
FUTURE OBLIGATIONS (000,000'S)          TOTAL(1)    2009+    2008    2007    2006     2005
------------------------------          --------   ------   -----   -----   ------   -----
Long-Term Debt(2)
   (non-cash expense until repayment)    $ 9.88    $   --   $  --   $  --   $ 9.11   $0.78

Series Two Preferred Share
   (non-cash expense until repayment)     21.08     16.12    0.87    0.87     0.87    0.87

Series Four Preferred Share (3)
   (non-cash expense until repayment)      5.39      4.48    0.24    0.24     0.24    0.18

Loan Payable                               0.10        --    0.01    0.03     0.03    0.03

Operating Leases(4)                        2.39      0.01    0.10    0.50     0.85    0.93

Partner Purchase Commitments(5)            3.85      0.08    0.14    1.34     1.11    1.18

MilePoint Acquisition(6)                   1.48        --      --      --     0.40    1.08
                                         ------    ------   -----   -----   ------   -----
Total Contractual Obligations            $42.66    $20.66   $1.35   $2.99   $12.61   $5.05
                                         ======    ======   =====   =====   ======   =====

Notes:

(1) Represents the aggregate amount for the full duration of the contractual obligations (including years post 2009 and prior to 2005).

(2) The Debenture is due on March 15, 2008, but will either be repayed or automatically converted to equity on April 12, 2006 (See below, "Commitments Related to the Terms of Certain Financing Arrangements Debenture and Series One Preferred Share" for additional information.

(3)  The Series Four Preferred Share was issued on April 4, 2005.

(4) Includes technology services commitments and hardware and software operating leases.

(5) Includes mileage purchase and co-marketing commitments, see "Partner Purchase Commitments" below.

(6) Cash commitments related to the MilePoint Acquisition include the payments relating to the acquisition.

Elements of the foregoing table are explained in more detail in the following sections.

Commitments Related to the Terms of Certain Financing Arrangements

Debenture and Series One Preferred Share

The Corporation has outstanding $6 million principal amount of 8% convertible debentures (the "Debenture"). The original instrument was issued to CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce ("CIBC") on March 15, 2001 and was subsequently amended and amended and restated prior to the sale thereof by CIBC on April 4, 2005 to a group of investors. These purchasers also acquired from CIBC the Series One Preferred Share.

On March 29, 2005, the Corporation and the purchasers had entered into a binding agreement pursuant to which the purchasers agreed to purchase the Debenture (in its amended and restated form) from CIBC. As a result, the Debenture was reclassified to long-term liabilities in the Corporation's unaudited consolidated balance sheet as at March 31, 2005.

In connection with this transaction, the Debenture was amended to, among other things, (i) reduce the interest rate from 11% to 8%, (ii) eliminate all negative covenants, (iii) eliminate certain positive covenants, (iv) remove certain events of default and (v) release all security over the assets of Points and its subsidiaries.

Under the terms of the Debenture, (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by Points within 30 days of a Change of Control of Points resulting from the exercise of the Warrants and
(ii) the principal amount of the Debenture will automatically convert into Common Shares immediately preceding certain liquidity events and, unless previously repaid, will automatically convert in 18,908,070 common shares in April 2006. Except in connection with the exercise of the Warrants, Points is not entitled to pre-pay the Debenture.

The holder of the Series One Preferred Share is entitled to a dividend (the "Dividend") in the event that, prior to an automatic conversion of the Debenture, (i) there is a merger or consolidation of Points (or a subsidiary of Points which owns all or substantially all of the assets of Points) with another corporation where, following such event, the shareholders of Points will not hold at least a majority of the voting power of the surviving/acquiring corporation, (ii) any person (other than CIBC Capital Partners) or persons acting jointly or in concert acquire 50% voting control or 50% of the equity of Points (a "Change of Control"), or (iii) there is a sale of all or substantially all of the assets of Points. The Dividend is approximately equal to $4,000,000 plus an amount calculated on the basis of a notional dissolution of the Corporation where the holder of the Series One Preferred Share is entitled to share pro rata (on the basis that the Series One Preferred Share represents that number of Common Shares into which the Debenture is then convertible) with the holders of all other participating shares in distributions from the assets of Points and assuming, for this purpose, that the value of the assets of Points available for distribution on this notional dissolution is the value attributable to the equity of Points implied by the transaction giving rise to the dividend event, as adjusted for the value of non Common Share equity not valued in the transaction giving rise to the Dividend. In no event may the Dividend exceed $24,000,000. Where an event occurs giving rise to the Dividend, the holder of the Debenture is entitled to accelerate all amounts owing under the Debenture and the Corporation is entitled to repay the Debenture.

In the event of the exercise of the Warrants resulting in a Change of Control under the Series One Preferred Share, the application of the terms of the Series One Preferred Share in that situation results in the Dividend equalling the lesser of (i) $24,000,000 and (ii) $4,000,000 plus the number of Common Shares into which the Debenture is then convertible, multiplied by the exercise price paid per Common Share on the exercise of the Warrants.

Exercise of IAC Warrants ("Warrants")

If the Warrants are exercised resulting in a Change of Control prior to the maturity of the Debenture, as at the date hereof and based on the Corporation's current share capitalization, the Corporation would receive approximately $95.8 million. On the exercise of the Warrants resulting in a Change of Control, the Corporation would be required to repay the $6 million principal amount of the Debenture and pay the Dividend, which would then be payable on the Series One Preferred Share (up to a maximum of $24 million). In this situation, management expects that the Corporation would have sufficient cash to make such payments.

Redemption Rights of Series Two and Series Four Preferred Share Holder (collectively the "Preferred Shares")

Unless the Preferred Shares have been converted at the option of the holder, Points will be required to redeem the Preferred Shares upon the earlier of (i) March 31, 2013, and (ii) a person (other than the holder of the Preferred Shares) acquiring shares of Points sufficient to elect a majority of the board of directors of Points (a "Preferred Share Change of Control").

In the event of redemption of the Preferred Shares on a Preferred Share Change of Control, the redemption amount payable will be equal to the greater of (i) 125% of the amount equal to (A) the subscription price of the Preferred Shares plus (B) a return on that subscription price equal to 7% per annum, calculated from the date of issue of the Preferred Shares to the date on which the Preferred Shares are redeemed and (ii) the greater of (A) the value of the Common Shares into which the Preferred Shares then could be converted on the day immediately prior to public announcement of the Preferred Share Change of Control and (B) the product of the Common Shares into which the Preferred Shares then could be converted and the fair market value of the consideration paid per Common Share in the transaction resulting in the Preferred Share Change of Control.

Other Change of Control Event

Upon the occurrence of an event that is a Change of Control and a Preferred Share Change of Control, and is unrelated to the exercise of the Warrants, Points may not have sufficient cash to pay the Dividend, the amounts due under the Debenture and/or the redemption amount on the Preferred Shares. As such, it is unlikely that management would consider a transaction that triggered the above payments unless the transaction provided for payment of the outstanding obligations.

Partner Purchase Commitments

                                                  FOR THE THREE MONTHS ENDED
                                           ----------------------------------------
                                           SEPTEMBER 30     JUNE 30    SEPTEMBER 30
ASSET RELATED TO MILEAGE PURCHASES AS AT       2005          2005          2004
----------------------------------------   ------------   ----------   ------------
Prepaid Mileage                             $1,013,653    $  952,578   $  575,950
Sundry assets and other prepaid expenses       608,161       629,349      652,089
                                            ----------    ----------   ----------
TOTAL                                       $1,621,814    $1,581,927   $1,228,039
                                            ==========    ==========   ==========

As part of the contractual requirements of certain commercial agreements, Points has committed to purchase miles and points from partners at predetermined rates. When purchased, the points are recorded as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.

A large portion of the current prepaids and sundry assets of the Corporation include prepaid mileage commitments purchased from the Corporation's partners. Management expects that, in the near term, the prepaid miles may remain approximately the same as an overall percentage of prepaids and sundry assets.

Commitments Related to MilePoint Acquisition

On March 31, 2004, Points completed the acquisition of substantially all of the assets of MilePoint, Inc. ("MilePoint") (the "MilePoint Acquisition"). The purchase price for the assets of MilePoint was $7.5 million and was satisfied through a combination of $3.5 million in cash ("Acquisition Payable") and four million Common Shares (worth approximately $4 million at the time of the transaction). An initial $1.9 million was paid in cash on closing, with the balance payable semi-annually over two years. The four million shares were issued into escrow on closing and will be released to MilePoint in four unequal tranches over two years. To date, professional fees of approximately $420,000 and payments for transition services of $671,653 have been incurred in the transaction and have been capitalized and allocated to goodwill. A portion of the Acquisition Payable (short-term and long-term) is interest-free and discounted at the appropriate current market rate. The total discount of $50,000 will be charged to interest expense over the life of the Acquisition Payable.

Points' business objective in acquiring the assets of MilePoint was to increase its volume of business at minimal additional costs outside of the purchase price and transition costs. Management expects that the acquisition will continue to increase revenues and, including all amortizations, continue to be accretive to net income through 2005. It is expected that the revenue/cash flow from the acquired assets will be sufficient to pay the cash portion of the purchase price over the 24-month period following the acquisition.

The impact of the acquisition to Points' balance sheet in 2004 was an increase to intangible assets by $3,740,000 and goodwill by $3,910,000. The amortization of the assets is based on the estimated life of the acquired assets (i.e., the partner contracts).

The amortization and the balance of the purchased intangible assets are approximately as follows:

                                     SEPTEMBER 30,
AMOUNT IN                                 2005
---------                            -------------
Accumulated Amortization               $1,390,748
Intangible Asset - Closing Balance      2,379,370
Goodwill                                4,800,722

In addition to the existing revenue streams acquired from MilePoint, offering Points Solutions to the customers acquired from MilePoint represents a potentially valuable stream of revenue.

The payment of the purchase price under the terms of the MilePoint Acquisition is as follows:

                              Months from Closing
                 ---------------------------------------------
Payout (000's)      0        4       6     12      18      24    SHARES    CASH
--------------   ------   ------   ----   ----   ------   ----   ------   ------
Cash             $1,900   $   --   $400   $400   $  400   $400            $3,500
Shares               --    1,300     --    700    1,500    500    4,000
Share Value(1)       --    1,300     --    700    1,500    500             4,000
                                                                  -----   ------
   TOTAL                                                          4,000   $7,500
                                                                  =====   ======

Note:

(1) Based on the simple 20-day weighted average Common Share price of $1.00 per share at signing.

Management continues to expect that the cash cost of the MilePoint Acquisition will largely be recaptured through the new revenue provided by the purchased assets over the 24-month period following March 31, 2004.

Commitments Related to Lease Financing Arrangements

The Corporation has several operating leases for hardware and its premises outstanding.

In the second quarter of 2004, the Corporation signed a 45-month sublease agreement in a larger facility. In exchange for a 27-month lease extension, the landlord advanced the Corporation $107,000 for leasehold improvements (see "Loan Payable" in table below). The Loan Payable is to be repaid over the term of the original sub-lease. Each payment is approximately $2,600 and there are 32 monthly payment periods remaining. The Corporation's lease at its former premises expired in February 2005.

In the first quarter of 2005, the Corporation paid approximately $25,000 for its former office facilities (approximately 8,050 square feet) and $109,000 for its new office facilities (approximately 18,000 square feet). Property lease costs are outlined in the table below. Beginning June 1, 2004, the Corporation was able to complete a sublet arrangement for a portion of the former premises. The sublet covered approximately 25% of the cost of the premises lease that expired in February 2005.

The projected figures do not include leasehold improvement amounts for Points' new facilities. Leasehold improvements for the new facilities are included in capital expenditures (see "Capital Resources-Planned Capital Expenditures" below). The operating leases primarily relate to specific office technology and technology service commitments.

ANNUAL AMOUNTS IN ($000'S)   2009   2008   2007   2006   2005
--------------------------   ----   ----   ----   ----   ----
OPERATING LEASES              $--    $88   $351   $355   $351

   Property lease
   Technology services
   commitment                  11     11    153    492    575

OPERATING LEASES TOTAL        $11    $99   $504   $847   $926

LOAN PAYABLE                  $--    $ 5   $ 30   $ 30   $ 30

                                CAPITAL RESOURCES

PLANNED CAPITAL EXPENDITURES

The Corporation expects to incur some modest expenditures related to the leasehold improvements to continue to maintain the premises.

                                                  FOR THE THREE MONTHS ENDED          FOR THE NINE MONTHS ENDED
                                            --------------------------------------   ---------------------------
                                            SEPTEMBER 30    JUNE 30   SEPTEMBER 30   SEPTEMBER 30   SEPTEMBER 30
CAPITAL EXPENDITURES AS AT                      2005          2005        2004           2005           2004
--------------------------                  ------------   --------   ------------   ------------   ------------
Leasehold Improvements                        $  1,751     $ 44,290     $ 84,098      $   46,041    $  547,504
Technology development projects (various)      369,604      555,988      473,062       1,537,691       473,062
Computer Hardware, Software and Other           18,598      103,861      107,650         674,908       395,739
                                              --------     --------     --------      ----------    ----------
TOTAL                                         $389,953     $704,139     $664,810      $2,258,640    $1,416,305
                                              ========     ========     ========      ==========    ==========

In 2005, the Corporation expects to incur capital expenditures related to computer software, hardware and other to approximately $1,000,000, with the majority of the expenses relating to software in support of Points.com version
3.0 and approximately $250,000 relating to protecting the Corporation's intellectual/intangible property (filing of patents and trademarks, etc.). Management believes that the hardware and software capital expenditures are necessary to keep the development of the Corporation's primary technology assets in line with industry standards.

In addition, the Corporation has incurred, and expects to continue to incur, significant capital expenditures related to the development of Points.com version 3.0. In accordance with CICA Handbook, Sections 3061 and 3062 (GAAP), Web site development costs incurred in the Web site application and infrastructure development is capitalized and subsequently amortized in accordance with the Corporation's accounting policies. Direct net new technology developed subsequent to the launch of Points.com version 3.0 will be capitalized in accordance with the Corporation's accounting policies. Costs to maintain Points.com version 3.0 will be expensed in the period the costs are incurred.

Web site development costs incurred to date and capitalized to the Web site under Property, Plant and Equipment (see page 23 for additional information) consist of employment related costs of $1,966,706 and other direct costs of $175,977.

The capitalized costs in 2005 are greater than the costs incurred in 2004. The expected increase in the capitalized costs will continue to be impacted by whether management decides to contract any of the development to third-parties and by annualizing the costs of employees hired during the third and fourth quarter. Actual and forecasted capitalized expenses for the fiscal year 2005 are provided in the table below.

POINTS.COM V3.0 DEVELOPMENT COSTS    Q1 2005    Q2 2005    Q3 2005    Q4 2005
---------------------------------   --------   --------   --------   --------
Employment related costs            $575,786   $382,365   $280,433   $131,116
Other direct costs                    36,312      7,500         --     15,000
                                    --------   --------   --------   --------
TOTAL                               $612,098   $389,865   $280,433   $146,116
                                    ========   ========   ========   ========

Management will continue to fund 2005 capital expenditures from its working capital.

UNPLANNED SECURITIES ISSUANCES

Pursuant to the terms of the Investor's Rights Agreement dated April 11, 2003 between IAC, Points and an affiliate of IAC and the terms of the Series Two Preferred Share, IAC has significant control over the Corporation's ability to raise capital whether by way of an equity issuance or the incurrence of debt. However, in the event the Corporation requires additional capital, it does not expect that consent would be unreasonably withheld.

OUTSTANDING SHARE DATA

As at the date hereof, the Corporation has 93,708,538 Common Shares outstanding, one Series One Preferred Share, one Series Two Preferred Share and one Series Four Preferred Share. The Series One Preferred Share is convertible into one Common Share in certain circumstances. Subject to anti-dilution adjustment, based on Points' current capitalization, the Series Two Preferred Share is convertible into 19,999,105 Common Shares and the Series Four Preferred Share is convertible into 4,504,069 Common Shares.

The Corporation has outstanding options exercisable to acquire up to 4,829,083 Common Shares. The options have exercise prices ranging from $0.22 to $1.37 with a weighted average exercise price of $0.80. The expiration dates of the options range from May 7, 2006 to March 7, 2010.

The Corporation's subsidiary, Points.com Inc., has outstanding options exercisable to acquire up to 1,805,858 common shares of Points.com. The holders of these options have been granted the right to put the shares acquired on the exercise thereof to the Corporation in return for Common Shares with a fair market value equal to the fair market value so put. The Corporation has used a ratio of 2.5039 Common Shares to one Points.com share for this purpose and has authorized the issuance of up to a maximum of 4,521,684 Common Shares in this regard. The Points.com options have exercise prices ranging from $0.005 to $0.055 with a weighted average exercise price of $0.04.

The Corporation has outstanding warrants exercisable to acquire up to 103,489,610 Common Shares. The warrants have exercise prices ranging from $0.25 to $0.93 with a weighted average exercise price of $0.93. The expiration dates of the options range from April 11, 2006 to April 4, 2008.

The Corporation has outstanding an 8% $6,000,000 convertible Debenture which is convertible into 18,908,070 Common Shares. The Debenture is not convertible into Common Shares at the option of the holder as long as the Warrants are outstanding. The Debenture matures on March

15, 2008. However, unless previously repaid, the Debenture, as amended, will automatically convert in 18,908,070 common shares in April 2006.

                                                                     PROCEEDS ON     LIABILITY
SECURITIES OUTSTANDING                                 11/10/2005     EXERCISE     REDUCTION (1)
----------------------                                -----------   ------------   -------------
Common Shares issued & outstanding                     93,708,538

CONVERTIBLE SECURITIES
   IAC series 2 preferred share                        19,999,105   $         --    $14,543,478
   IAC series 4 preferred share                         4,504,069   $         --    $ 3,575,522
   Warrants & broker warrants                             906,248   $    752,186    $        --
   Points International stock options                   4,829,083   $  4,004,272    $        --
   Point.com stock options and liquidity put rights     4,521,684   $     71,709    $        --
                                                      -----------   ------------    -----------
Sub-Total Convertible Securities                       34,760,189   $  4,828,167    $18,119,000
                                                      -----------   ------------    -----------
FULLY DILUTED (2)                                     128,704,592   $  4,828,167    $18,119,000
                                                      ===========   ============    ===========
IAC WARRANT (3, 6)                                    102,583,363   $ 95,810,318    $        --
                                                      -----------   ------------    -----------
FULLY DILUTED (4)                                     231,287,955   $100,638,485    $18,119,000
                                                      ===========   ============    ===========

SECURITIES EXCLUDED FROM CALCULATION
------------------------------------
Convertible Debenture (5, 6)               18,908,070   $9,516,176
Series 1 Preferred Share (6)                        1          n/a
Options available to grant from ESOP (7)      892,496          n/a

TOTAL EXCLUDED SECURITIES                  19,800,567   $9,516,176

Note:

(1) Liability reduction reflects the value outstanding on the balance sheet as at September 30, 2005.

(2)  Excludes the IAC Warrant and the Convertible Debenture.

(3) The IAC Warrant expires April 11th, 2006. See page 21 "InterActiveCorp Investment" for additional information on the IAC Warrant.

(4)  Includes the IAC Warrant and excludes the Convertible Debenture.

(5) See pages 26 and 27 "Commitements Related to the Terms of Certain Financing Arrangements - Debeture and Series One Preferred Share", for the terms under which the Convertible Debenture is convertible into Common Shares.

(6) If the IAC Warrants are exercised resulting in a Change of Control prior to the maturity of the Debenture, the Corporation would be required to repay the $6 million principal amount of the Debenture and pay the Dividend, which would then be payable on the Series One Preferred Share (up to a maximum of $24 million). See page 27, "Exercise of IAC Warrants" for additional information..

(7) On June 24, 2004, the shareholders and the TSX approved the amendment to the Employee Stock Option Plan, whereby the maximum number of Common Shares issuable under the Stock Option Plan was increased by 2,176,524 options. The number of options available to grant is calculated as the total stock option pool, less the number of stock options exercised, less the number of stock options granted.

SELECTED FINANCIAL RESULTS AND HIGHLIGHTS

                                                  THREE MONTHS ENDED                    NINE MONTHS ENDED
                                      ------------------------------------------   ---------------------------
INCOME STATEMENT                      SEP 30, 2005   JUN 30, 2005   SEP 30, 2004   SEP 30, 2005   SEP 30, 2004
----------------                      ------------   ------------   ------------   ------------   ------------
Revenue                               $ 2,372,793    $ 2,554,403    $ 1,978,942    $ 7,505,105    $ 5,628,642
General and administrative expenses     3,132,518      3,413,571      2,931,338     10,528,827      8,898,426
Loss before interest, amortization       (759,724)      (859,168)      (952,396)    (3,023,722)    (3,269,783)
   and other deductions
Net income (loss)                      (2,534,640)    (1,969,359)    (2,103,413)    (7,072,213)    (6,312,273)
Net income (loss) per share(1), (2)
- basic                                    ($0.03)        ($0.03)        ($0.03)        ($0.09)        ($0.10)
- fully diluted                                              n/a

Notes:

(1) The fully diluted loss per share has not been computed, as the effect would be anti-dilutive.

(2) In 2004, the Corporation's loss per share was increased by approximately $0.01 as a result of the requirement to expense stock options granted in 2004 (Section 3870, Stock-Based Compensation and Other Stock-Based Payments of the Canadian Institute of Chartered Accountants Handbook). See Page 11 of the Corporation's Audited Consolidated Financial Statements Note 3, for additional information on the accounting policy change relating to stock options.

BALANCE SHEET AS AT                  SEP 30,2005   JUN 30, 2005   SEP 30, 2004
-------------------                 ------------   ------------   ------------
Cash and cash equivalents           $ 24,289,132   $ 27,674,493   $ 15,251,307
Total assets(1)                       41,433,120     45,038,132     31,210,243
Total liabilities                     44,893,383     46,082,759     38,201,725
CASH DIVIDENDS DECLARED PER SHARE                            --
SHAREHOLDERS EQUITY
- capital stock                       36,397,809     36,297,744     23,073,181
- warrants                             2,758,688      2,797,679      2,743,957
- contributed surplus                  1.959.977      1,902,048      2,199,894
- retained earnings                  (44,576,738)   (42,042,098)   (35,008,514)
                                    ------------   ------------   ------------
TOTAL                               $ (3,460,263)  $ (1,044,627)    (6,991,482)

                               POINTS INTERNATIONAL LTD.
                       SUMMARY OF QUARTERLY RESULTS (UNAUDITED)
                     --------------------------------------------
QUARTER ENDED         REVENUES      NET LOSS    LOSS PER SHARE(1)
-------------        ----------   -----------   -----------------
September 30, 2005   $2,372,793   ($2,534,640)       ($0.03)
June 30,2005         $2,554,403   ($1,969,359)       ($0.03)
March 31, 2005       $2,577,909   ($2,568,215)       ($0.04)
December 31, 2004    $2,162,948   ($2,496,011)       ($0.04)
September 30, 2004   $1,978,942   ($2,103,413)       ($0.03)
June 30, 2004        $2,032,136   ($2,246,784)       ($0.03)
March 31, 2004       $1,617,565   ($1,962,076)       ($0.03)

Note: (1) The fully diluted loss per share has not been computed, as the effect would be anti-dilutive.